FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 35

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

500 Bourke Street

Melbourne

Victoria   3000

Australia

Telephone       61 3 8641 4160

Facsimile         61 3 8641 4927

10 May 2007

ASX Announcement

AMENDMENTS TO DIVIDEND REINVESTMENT PLAN AND BONUS SHARE PLAN

The National Australia Bank Limited today announced the following amendments to its Dividend Reinvestment Plan (DRP) and Bonus Share Plan (BSP):

1.     The DRP and BSP will be amended to enable dividend balances to be carried forward.

The number of shares received by participants will be calculated by multiplying the number of participating shares held by the shareholder by the dividend, deducting any applicable withholding tax and then dividing this amount by the issue or transfer price for DRP or BSP shares determined in accordance with the plan rules. Any balance of funds remaining after this calculation will be maintained in an account to be applied to the individual shareholder’s next dividend entitlement.

The rounding up of DRP and BSP calculations to the nearest whole share will be discontinued.

Shareholders in the United Kingdom will receive their unallocated dividend balance with their dividend statement.

This change will be effective 8 June 2007. It will not apply to the interim dividend payable in July 2007.

2.               The BSP will be closed to new participants with effect from 10 May 2007.

The record date for the National Australia Bank Limited’s interim dividend is 7 June 2007.

MJ HEALEY

Company Secretary

National Australia Bank Limited

Group Secretarait
National Australia Bank Limited ABN 12004044937

ASX Announcement

500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday 10 May 2007

NATIONAL AUSTRALIA BANK LIMITED – 2007 DIARY DATES

Revised dates for the Company’s financial calendar are as follows:

Ex-Dividend Date for interim Dividend	Friday, 1 June 2007
Record Date for interim Dividend	Thursday, 7 June 2007
Payment Date for Interim Dividend	Thursday, 12 July 2007
National Income Securities – Ex Interest Date	Tuesday, 24 July 2007
National Income Securities – Record Date	Monday, 30 July 2007
National Income Securities – Interest Payment Date	Wednesday, 15 August 2007
National Income Securities – Ex Interest Date	Wednesday, 24 October 2007
National Income Securities – Record Date	Tuesday, 30 October 2007
Full Year Results Announcement	Friday, 9 November 2007
National Income Securities – Interest Payment Date	Thursday, 15 November 2007
Ex-Dividend Date for Final Dividend	Friday, 16 November 2007
Record Date for Final Dividend	Thursday, 22 November 2007
Payment Date for Final Dividend	Tuesday, 18 December 2007

2007 Annual General Meeting

The 2007 Annual General Meeting will be held in Perth on Thursday, 7 February 2008.

Michaela Healey

Group Company Secretary

10 May 2007

Agenda Introduction John Stewart Group Results Michael Ullmer Company Update John Stewart Questions & Answers

Cash earnings up 9.3% on September 2006 half Ongoing cash earnings Cash earnings from disposed operations $m 1,652 1,601 1,840 1,200 1,400 1,600 1,800 2,000 2,200 Mar 05 HY Sep 05 HY Mar 06 HY Sep 06 HY 2,127 2,196 Mar 07 HY (4)% (2)% 0% 2% 4% 6% 8% 10% Revenue growth HoH Cost growth HoH Sep 05 Mar 06 Sep 06 Mar 07 Key Performance Measures (PcP) Cash ROE – 17.5% 120bps Diluted Cash EPS – 133.8 19.3 cps Banking C/I 50.3% 530bps Interim dividend 87cps 4 cps 9.3% Revenue and Cost growth (% HoH) Good all-round result: quality and momentum maintained

Quality result demonstrates strength of franchises and consistent execution of strategy Key take-outs: All businesses delivered good results Strong volume growth Disciplined margin management Flat Other Operating Income Good cost control Asset quality remains sound Strong capital position Consistent focus on delivering shareholder value

Agenda Introduction John Stewart Group Results Michael Ullmer Company Update John Stewart Questions & Answers

Net Operating Income ($m)* 5,472 5,804 6,068 6,412 6,695 6.1% 4.5% 5.7% 4.4% Operating Expenses ($m)* 3,431 3,338 3,351 3,346 3,108 Mar 05 Sep 05 Mar 06 Sep 06 Mar 07 Mar 05 Sep 05 Mar 06 Sep 06 Mar 07 Mar 07 HY $m Group* - ongoing Net Interest Income 4,789 4,513 4,247 6.1 12.8 Other Operating Income 1,906 1,899 1,821 0.4 4.7 Net Operating Income 6,695 6,412 6,068 4.4 10.3 Operating Expenses (3,346) (3,351) (3,338) 0.1 (0.2) Underlying Profit 3,349 3,061 2,730 9.4 22.7 Charge to provide for Doubtful Debts (390) (335) (270) (16.4) (44.4) Wealth Management Australia Cash Earnings from Operations 183 163 145 12.3 26.2 Group Cash Earnings 2,196 2,010 1,788 9.3 22.8 Cash ROE 17.5% 17.5% 16.3% Cash ROA 0.88% 0.89% 0.82% Net interest margin 2.33% 2.31% 2.31% Sep 06 HY $m Mar 06 HY $m Sep 06 HY % Mar 06 HY % Key ratios^ *excludes Wealth Management Australia ^includes disposed operations Quality and momentum continue across the group

Australian region growth driven by consistent revenue growth and good expense management Australian region - ongoing Net Interest Income 2,681 2,509 2,344 6.9 14.4 Other Operating Income 853 864 867 (1.3) (1.6) Wealth Net Income 609 580 543 5.0 12.2 Total Income 4,143 3,953 3,754 4.8 10.4 Operating Expenses (2,016) (2,057) (2,057) 2.0 2.0 Underlying Profit 2,127 1,896 1,697 12.2 25.3 Charge to provide for Doubtful Debts (181) (164) (115) (10.4) (57.4) Asia (before IoRE) - (6) 1 large large Cash Earnings before IoRE 1,377 1,228 1,120 12.1 22.9 IoRE 21 27 29 (22.2) (27.6) Cash Earnings 1,398 1,255 1,149 11.4 21.7 Australian Banking Net Interest Margin* (%) Operating Expenses^ ($m) Australian Banking Average Balance Sheet* ($bn) 2,057 2,057 2,016 2,082 2.39 2.41 2.37 2.42 Sep 05 Mar 06 Sep 06 Mar 07 Gross Loans & Acceptances Retail Deposits 181.6 194.5 208.9 221.8 76.0 82.0 85.9 92.7 Mar 07 HY $m Sep 06 HY $m Mar 06 HY $m Sep 06 HY % Mar 06 HY % Sep 05 Mar 06 Sep 06 Mar 07 Sep 05 Mar 06 Sep 06 Mar 07 7.1% 7.4% 6.2% 7.9% 4.8% 7.9% *Ongoing basis ^ Australian region ongoing basis (excluding Asia)

Australian Banking – strong revenue growth and expense containment Mar 07 HY $m Sep 06 HY $m Mar 06 HY $m Sep 06 HY % Mar 06 HY % Charge to provide for Australia Banking - ongoing Net Interest Income 2,681 2,509 2,344 6.9 14.4 Other Operating Income 853 864 867 (1.3) (1.6) Total Income 3,534 3,373 3,211 4.8 10.1 Operating Expenses (1,659) (1,682) (1,712) 1.4 3.1 Underlying Profit 1,875 1,691 1,499 10.9 25.1 Doubtful Debts (181) (164) (115) (10.4) (57.4) Cash Earnings before tax 1,694 1,527 1,384 10.9 22.4 Cash Earnings 1,194 1,071 974 11.5 22.6 Banking Cost to Income Ratio* (%) Half on Half Scorecard (vs Sep 06) 54.3 52.9 49.4 46.9 Sep 05 Mar 06 Sep 06 Mar 07 Number of customers Revenue per customer ROA Cash Earnings/FTE Cost/Income Ratio Number of FTEs Margins Customer Satisfaction *Ongoing basis

Wealth Management Australia – performing strongly in a favourable environment Mar 07 HY $m Sep 06 HY $m Mar 06 HY $m Sep 06 HY % Mar 06 HY % Wealth Management Australia Investments Income 621 574 547 8.2 13.5 Insurance Income 419 412 378 1.7 10.8 Gross Income 1,040 986 925 5.5 12.4 Volume Related Expenses (431) (406) (382) (6.2) (12.8) Net Income 609 580 543 5.0 12.2 Operating Expenses (357) (375) (345) 4.8 (3.5) Operating Profit before tax 252 205 198 22.9 27.3 Tax (69) (42) (53) (64.3) (30.2) Cash Earnings before IoRE 183 163 145 12.3 26.2 IoRE after tax 21 27 29 (22.2) (27.6) Cash Earnings 204 190 174 7.4 17.2 1 Sep 06 and Mar 06 cross sell data restated to include cross sales from National Credit Card protection sales Mar 07 HY Sep 06 HY Mar 06 HY Average FUM ($bn) 98.2 92.3 87.3 Cost to average FUM (bps) 54 60 56 Average annual inforce premiums ($m) 725.1 685.4 648.3 Cost to avg annual inforce premiums (%) 25 29 31 Cross sell 1 Insurance through bank channels ($m) 23.9 25.0 21.8 Investment through bank channels ($bn) 1.7 1.7 1.3 Debt sales through financial planners ($bn) 1.2 1.3 0.8 FUM Growth Sep 05 to Mar 07 ($bn) 84.2 8.1 90.5 2.8 1.8 94.1 2.2 7.1 (1.0) 102.4 (0.7) (1.1) (1.0) Sep 05 Net Flows Invest Earnings Mar 06 Sep 06 Mar 07 Other FUM

UK - result demonstrates real progress UK - ongoing Net Interest Income 400 392 377 2.0 6.1 Other Operating Income 203 191 197 6.3 3.0 - Danske* - 14 22 (large) (large) Total Income 603 597 596 1.0 1.2 Operating Expenses (358) (346) (357) (3.5) (0.3) - Danske* - (14) (22) large large Underlying Profit 245 237 217 3.4 12.9 Charge to provide for Doubtful Debts (62) (63) (65) 1.6 4.6 Cash Earnings before Tax 183 174 152 5.2 20.4 Cash Earnings 130 123 106 5.7 22.6 Mar 07 HY £m Sep 06 HY £m Mar 06 HY £m Sep 06 HY % Mar 06 HY % 17.2 19.5 21.7 23.4 11.6 12.4 13.5 14.9 Average Balance Sheet (£bn) Half on Half Scorecard (vs Sep 06) Number of customers Revenue per customer ROA Cash Earnings/FTE Cost/Income Ratio Number of FTEs Margins Customer Satisfaction Sep 05 Mar 06 Sep 06 Mar 07 Gross Loans & Acceptances Retail Deposits 13.4% 11.3% 7.8% 6.9% 8.9% 10.4% *Transitional Services Agreement

Cost to Income Ratio (%)* New Zealand – good result in a competitive market New Zealand - ongoing Net Interest Income 483 458 453 5.5 6.6 Other Operating Income 263 252 178 4.4 47.8 Total Income 746 710 631 5.1 18.2 Operating Expenses (346) (348) (341) 0.6 (1.5) Underlying Profit 400 362 290 10.5 37.9 Charge to provide for Doubtful Debts (27) (28) (25) 3.6 (8.0) Cash Earnings before Tax 373 334 265 11.7 40.8 Cash Earnings 250 221 179 13.1 39.7 Mar 07 HY NZ$m Sep 06 HY NZ$m Mar 06 HY NZ$m Sep 06 HY % Mar 06 HY % 53.4 54.0 49.0 46.4 Half on Half Scorecard (vs Sep 06) Number of customers Revenue per customer ROA Cash Earnings/FTE Cost/Income Ratio Number of FTEs Margins Customer Satisfaction Sep 05 Mar 06 Sep 06 Mar 07 Adj for Fair Value and Hedge ineffectiveness 208 177 187 17.5 11.2 *Ongoing operations

nabCapital - ongoing Total Income 854 788 728 8.4 17.3 Operating Expenses (390) (399) (366) 2.3 (6.6) Underlying Profit 464 389 362 19.3 28.2 (Charge)/Writeback to Provide for Doubtful Debts (33) 7 17 large large Cash Earnings before Tax 431 396 379 8.8 13.7 Cash Earnings 343 332 286 3.3 19.9 Mar 07 HY $m Sep 06 HY $m Mar 06 HY $m Sep 06 HY % Mar 06 HY % 55 60 65 70 75 80 85 90 Sep 04 Mar 06 Sep 06 Mar 07 Risk Weighted Assets 50 60 70 80 90 100 110 120 Return on Avg RWA RWA Spot Return on Avg.RWA A$Bn Bps Total Income up 8.4% 0 100 200 300 Financial Institutions Corporate Loan Portfolio Corporate Finance Structuring & Investments Markets Risk & Trading Markets Sales $m Sep 06 Half Growth on Sep 06 Half Decline on Sep 06 Half I I II nabCapital – strong underlying performance

Key areas of focus Expenses Asset Quality Capital & Funding Other Matters Group Scorecard

FY06 Bal $m Provisions FY05 Bal $m Redundancies Occupancy Other Group 484 137 217 838 261 129 35 425 140 85 21 246 Original Provision $m Targeted Reductions FTEs FY05 Australia UK nabCapital NZ & Corp Centre Group 2,248 1,700 471 243 4,662 898 782 165 119 1,964 1,504 1,675 261 178 3,618 Cumulative Redundancies FY06 Gross Benefits Run rate at period end Australia UK nabCapital NZ & Corporate Centre Group H107 98 150 32 16 296 H107 Bal $m 89 78 11 178 1,692 1,814 300 201 4,007 H107 H206 79 122 29 12 242 61 54 22 10 147 H106 Actual Restructuring program ahead of target

Continued focus on productivity and efficiency Operating expenses (ongoing operations - $m) 3,000 3,100 3,200 3,300 3,400 3,500 3,600 3,700 3,800 3,900 HY Mar 06 Ongoing Restructuring benefits Project charges BAU Personnel BAU Non -Personnel HY Sep 06 Ongoing Restructuring benefits Project charges BAU Personnel BAU Non -Personnel HY Mar 07 Ongoing 208 3,666 3,643 3,634 113 (54) (45) (132) 1 13 (95)

Key areas of focus Expenses Asset Quality Capital & Funding Other Matters Group Scorecard

Overall asset quality sound – weaker trends in some retail segments Economic softening in some sectors has continued in March 2007 half 90 days past due up slightly at Group level Gross impaired assets continue to decline relative to the book 90 days past due and gross impaired assets remain at statistically low levels Enhanced arrears management Growth in the P&L charge driven by retail in Australia and a more typical nabCapital charge Total 90 Days Past Due + Gross Impaired Assets as % Gross Loans and Acceptances 500 1,000 1,500 2,000 2,500 Mar 04 Sep 04 Mar 05 Sep 05 Mar 06 Sep 06 Mar 07 0.00% 0.10% 0.20% 0.30% 0.40% 0.50% 0.60% 0.70% 0.80% 0.90% Gross Impaired Assets 90 Days Past Due Total 90 dpd + Gross Impaired as % GL&A A$m 0.00% 0.10% 0.20% 0.30% 0.40% Australia New Zealand United Kingdom nabCapital Group Mar 05 Sep 05 Mar 06 Sep 06 Mar 07 90 Days Past Due as a % of Gross Loans and Acceptances by Region Total Bad and Doubtful Debt Charge nabCapital Business Retail - Australia & NZ Retail - UK Other Doubtful Debts Expense to Average Risk Weighted Assets A$m (100) 100 200 300 400 500 Mar 04 Sep 04 Mar 05 Sep 05 Mar 06 Sep 06 Mar 07 0.00% 0.05% 0.10% 0.15% 0.20% 0.25% 0.30% 0 600

Net write offs at a low point in the cycle Net write offs down $51m on September 2006 driven by: reduced levels of write offs against prior period specific provisions changes to UK credit scorecards in 2006 Net write offs remain at low levels Majority of write offs in unsecured personal credit segment in Australia and UK Group Half Yearly Net Write Offs 50 100 150 200 250 300 350 400 Mar 04 Sep 04 Mar 05 Sep 05 Mar 06 Sep 06 Mar 07 0.00% 0.02% 0.04% 0.06% 0.08% 0.10% 0.12% 0.14% Net Write Offs Net Write Offs as % of Gross Loans and Acceptances A$m Half Yearly Net Write Offs by Geography (50) 50 100 150 200 250 300 350 400 Mar 04 Sep 04 Mar 05 Sep 05 Mar 06 Sep 06 Mar 07 A$m Europe Australia New Zealand United States Asia 0

 Provision coverage ratio influenced by: exit of large exposure without specific provision growth in secured impaired assets with low levels of specific provisions Gross Impaired Assets as % Gross Loans and Acceptances* 0 200 400 600 800 1,000 1,200 1,400 1,600 Mar 04 Sep 04 Mar 05 Sep 05 Mar 06 Sep 06 Mar 07 A$m 0.00% 0.10% 0.20% 0.30% 0.40% 0.50% 0.60% Group Irish Banks Gross NALs to Gross Loans & Acceptances *Includes Irish Bank Impaired Assets up to 30 September 2004 Total Provision Coverage 0.00% 0.10% 0.20% 0.30% 0.40% 0.50% 0.60% 0.70% 0.80% 0.90% 1.00% Mar 04 Sep 04 Mar 05 Sep 05 1-Oct-05 Mar 06 Sep 06 Mar 07 Total Provisions as a % Gross Loans and Acceptances Key provisioning ratios maintained or improved Collective Provisions to Credit Risk Weighted Assets (ex housing) 0.80% 0.85% 0.90% 0.95% 1.00% 1.05% 1.10% Mar 04 Sep 04 Mar 05 Sep 05 1 Oct 05 Mar 06 Sep 06 Mar 07 0.00% 20.00% 40.00% 60.00% 80.00% 100.00% 120.00% 140.00% Collective Provisions as a % of Credit Risk Weighted Assets (Ex. Housing) (LHS) Total Provisions as a % of 90 Days past due + Gross Impaired Assets AIFRS (RHS) Total Provisions as a % of 90 Days past due + Gross Impaired Assets AGAAP (RHS)

Key areas of focus Expenses Asset Quality Capital & Funding Other Matters Group Scorecard

Group remains well capitalised Mar 2007 capital position reflects: Re-accreditation of internal model for market risk Conversion of ExCaps into ordinary shares Initial $500m on-market share buyback completed – further $700m buyback underway On-market share purchases to neutralise impact of DRP and employee share schemes Increased interim dividend to 87 cents per share, 90% franked 5.5% 5.4% 5.8% 7.3% 7.4% 8.1% 10.5% 10.8% 10.7% 0% 1% 2% 3% 4% 5% 6% 7% 8% 9% 10% 11% ACE Ratio Tier 1 Ratio Total Regulatory Capital Ratio Mar 06 Sep 06 Mar 07 Previous Target Ranges Current Target Ranges Capital Measure Current Target Ranges (%) 31 Mar 07 (%) ACE 4.25 - 5.00 5.46 Tier 1 6.25 - 7.00 7.33 Total Regulatory 10.00 - 10.50 10.51

Other areas of focus Expenses Asset Quality Capital & Funding Other Matters Group Scorecard

Other matters Delisting from NYSE / SEC deregistration Announced our intention to delist from NYSE - part of ongoing simplification program The Group will apply for SEC deregistration Non-operating Holding Company (NOHC) Evaluating different corporate structures to support operations in the longer term - particular focus on NOHC structure, as recommended by Wallis Committee Process is complex - no decision has been reached Basel II update Program to further improve risk infrastructure Initial capital impact likely to be modest - timing is uncertain Prioritising our Basel II program in accordance with the requirements of each of our businesses Progressing, with good engagement from APRA

Key areas of focus Expenses Asset Quality Capital & Funding Other Matters Group Scorecard

Quality result demonstrates strength of franchises and consistent execution of strategy Good performance by all businesses Volumes growing strongly Margins maintained Flat Other Operating Income Disciplined cost management Asset quality stable – adverse trends in some segments Well capitalised Dividend increased in line with headline cash earnings

Agenda Introduction John Stewart Group Results Michael Ullmer Company Update John Stewart Questions & Answers

These combine to deliver satisfactory, sustainable returns to our shareholders Corporate Centre focuses on: Value creation Performance monitoring & Capital Management Human Capital Mergers and Acquisitions Our operating model supports our objectives Business Units focus on: Local strategies and initiatives Delivering robust financial outcomes based on cash earnings growth and ROE improvement Customer satisfaction Employee engagement Community perceptions

Australian region - growth driven by consistent revenue growth and good expense management The region is performing Business Banking remains the jewel in the crown The Retail Bank is gathering momentum MLC is performing well in a favourable environment

New Zealand remains a competitive market The business remains focused on the customer Customer satisfaction improving Strong volume growth with stable margins Ongoing product innovation Continuous process improvement has delivered ongoing efficiencies Best CCC in NZ - Banking Best CCC in NZ - Overall Best in NZ - Outbound Best CCC service - APAC Best email in NZ - Banking 2nd in World – CCC service 2002 2003 2004 2005 2006 Outstanding Customer Service* New Zealand – good result in a competitive market *Customer Relationship Management (CRM) Contact Centre Awards; “Contact Centre World” Awards

Operating under a sustainable business model Improved deal flow diversifying the revenue base Remedial actions complete and efficiencies improving nabCapital – strong underlying performance

UK result demonstrates real progress UK continues to be transformed New growth initiatives performing well Restructuring and investment supporting the transformation Convergence complete enabling new teller platform rollout to CB

Our operating model supports our objectives These combine to deliver satisfactory, sustainable returns to our shareholders Corporate Centre focuses on: Value creation Performance monitoring & Capital Management Human Capital Mergers and Acquisitions Business Units focus on: Local strategies and initiatives Delivering robust financial outcomes based on cash earnings growth and ROE improvement Customer satisfaction Employee engagement Community perceptions

Managing the credit cycle Our agenda Human Capital Portfolio management Cost Revenue

Agenda Introduction John Stewart Group Results Michael Ullmer Company Update John Stewart Questions & Answers

Questions & Answers

Appendices

Group Performance Divisional Performance Margins Australian Region UK Region New Zealand Region nabCapital Asset Quality Capital Economic Outlook Appendices

March 2007 half year cash earnings to net profit reconciliation Consolidated Income Statement Half year ended Significant items Sale of controlled entities March 2007 Statutory Income Statement Pensions Ireland Custom Fleet MLC Asia Economic hedge Excaps Goodwill impairment Treasury shares Non-cash IORE Cash IORE Group Cash Earnings Interest income 14,590 14,590 Interest expense (9,807) (9,807) Net interest income 4,783 - - - - - - - - - - 4,783 Premium and related revenue 383 383 Investment revenue 4,883 102 31 5,016 Claims expense (234) (234) Change in policy liabilities (3,530) (3,530) Policy acquisition and maintenance expense (392) (392) Investment management expense (10) (10) Net life insurance income 1,100 - - - - - - - 102 31 - 1,233 Gains less losses on financial instruments at fair value 257 - 76 333 Other operating income 1,925 1,925 Net profit from the sale of controlled entities - - - Significant revenue - - Pensions revenue - - - Net profit from the sale of National Europe Total other income 2,182 - - - - - 76 - - - - 2,258 Personnel expenses (2,115) - (2,115) Occupancy-related expenses (253) (253) General expenses (1,275) - (1,275) Charge to provide for doubtful debts (390) (390) Net loss from the sale of controlled entities - - - Significant expenses - - Restructuring costs - - Foreign currency options trading (losses)/reversal - - Reversal of prior years restructuring provision - - Total operating expenses (4,033) - - - - - - - - - - (4,033) Profit before income tax expense 4,032 - - - - - 76 - 102 31 - 4,241 Income tax expense (1,231) - - - - - 7 (10) (9) - (1,243) Net profit 2,801 - - - - - 83 - 92 22 - 2,998 Net profit attributable to minority interest (665) (665) Net profit attributable to members of the Company 2,136 - - - - - 83 - 92 22 - 2,333 Distributions (137) (137) Earnings attributable to ordinary shareholders 1,999 - - - - - 83 - 92 22 - 2,196 - - - Holdings (Ireland) Limited

Net interest margin movement over September 2006 half Sep 06 HY Mar 07 HY Impact on Group NIM Australian Banking UK Region New Zealand Region nabCapital Other Group Impact Ongoing NIM 2.39% 3.41% 2.51% 0.71% (0.69%) 2.33% 1.29% 0.50% 0.20% 0.26% 0.08% 2.33% 1.30% 0.49% 0.21% 0.26% 0.07% 2.33% 1bp (1bp) 1bp 0bp (1bp) 0bp Ongoing NIM 2.41% 3.16% 2.51% 0.74% (0.56%) 2.33% Contribution to Group Margin 2bps (25bps) 0bps 3bps 13bps Reported NIM Sep 06 HY Disposed Ops NIM Impact Mar 07 HY 0.01% 0.02% 0.06% 0.00% (0.01%) 0.02% 2.38% 3.39% 2.45% 0.71% (0.68%) 2.31% Sep 06 HY Mar 07 HY 54% 15% 8% 36% (13%) 100% 54% 15% 8% 35% (12%) 100% % of Group AIEA NIM change

Net interest margin movement over March 2006 half Mar 06 HY Mar 07 HY Impact on Group NIM Australian Banking UK Region New Zealand Region nabCapital Other Group Impact Ongoing NIM 2.42% 3.68% 2.64% 0.64% (0.71%) 2.33% 1.29% 0.49% 0.23% 0.24% 0.08% 2.33% 1.30% 0.49% 0.21% 0.26% 0.07% 2.33% 1bp 0bp (2bps) 2bps (1bp) 0bp Ongoing NIM 2.41% 3.16% 2.51% 0.74% (0.56%) 2.33% Contribution to Group Margin (1bp) (52bps) (13bps) 10bps 15bps Reported NIM Mar 06 HY Disposed Ops NIM Impact Mar 07 HY 0.05% 0.04% 0.10% 0.00% 0.09% 0.02% 2.37% 3.64% 2.54% 0.64% (0.80%) 2.31% Mar 06 HY Mar 07 HY 53% 13% 9% 37% (12%) 100% 54% 15% 8% 35% (12%) 100% % of Group AIEA NIM change

Income growth over September 2006 half 4,494 4,527 4,783 (14) 33 131 43 (3) 12 4 30 23 30 Sep 06 Sep 06 (Ongoing) Portfolio Volume/Mix Portfolio Margin Portfolio Volume/Mix Portfolio Margin Portfolio Volume/Mix Portfolio Margin nabCapital Other FX Mar 07 Australian Banking UK Region NZ Region Net interest income ($m) 2,233 35 20 (30) 23 (68) 26 2,258 13 (12) 18 Sep 06 (ongoing) FVO/ Hedge ineff. One-offs nabCapital (excl. FV/HI) Treasury Income (excl. FV/HI) WM Australia Pricing/Mix Volume related growth FX Other Mar 07 (ongoing) Other Operating Income ($m) Disposed operations

Income growth over March 2006 half 4,192 4,241 4,783 (7) 25 88 99 (12) 29 (28) 91 257 49 Mar 06 Mar 06 (Ongoing) Portfolio Volume/Mix Portfolio Margin Portfolio Volume/Mix Portfolio Margin Portfolio Volume/Mix Portfolio Margin nabCapital Other FX Mar 07 Australian Banking UK Region NZ Region Net interest income ($m) Other Operating Income ($m) Disposed operations 2,123 161 13 (49) 52 (64) 28 2,258 (9) (7) 10 Mar 06 (ongoing) FVO/Hedge ineff. One-offs nabCapital (excl. FV/HI) Treasury income (excl. FV/HI) WM Australia Pricing/Mix Volume related growth FX Other Mar 07 (ongoing)

Drivers of EPS movement over the half


Movement in Diluted Cash Earnings Per Share
130.9
(1.0)
(6.1)
(0.1)
1.3
8.8
133.8
H206 Diluted Cash EPS
Disposed Operations Cash Earnings H206
Custom Fleet Depreciation Relief H206
Change in Diluted Share Numbers
Commercial Fleet Depreciation Relief H107
Ongoing Diluted Cash Earnings Increase
H107 Diluted Cash EPS

Half Year Results 2007
44
National Australia Bank

Drivers of cash earnings on average assets movement over the half 0.01% (0.01%) 0.88% 0.07% (0.04%) (0.04%) 0.89% H206 Cash Earnings on Avg Assets Custom Fleet Depreciation Relief H206 Disposed Operations Cash Earnings H206 Average Assets Cash Earnings Ongoing Operations Increase Commercial Fleet Depreciation Relief H107 H107 Cash Earnings on Avg Equity Movement in Cash Earnings on Average Assets

Movement in Cash Earnings on Average Equity 0.2% (0.1%) 17.5% 1.4% (0.7%) (0.8%) 17.5% H206 Cash Earnings on Avg Equity Custom Fleet Depreciation Relief H206 Disposed Operations Cash Earnings H206 Adjusted Average Equity Cash Earnings - Ongoing Operations Increase Commercial Fleet Depreciation Relief H107 H107 Cash Earnings on Avg Equity Drivers of cash earnings on average equity movement over the half

Volume growth across the Group 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% Housing Business (incl bills) Personal Retail deposits Australian Banking (half year average) 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% Housing Business (incl bills) Personal Retail deposits New Zealand (half year average) Sep 05 Mar 06 Sep 06 Mar 07 Asset growth skewed towards SME and housing Deposit growth reflects the Group’s focus in this area -5.0% 0.0% 5.0% 10.0% 15.0% 20.0% Housing Business (incl bills) Personal Retail deposits UK Banking (half year average)

Group Performance Divisional Performance Margins Australian Region UK Region New Zealand Region nabCapital Asset Quality Capital Economic Outlook Appendices

Lending Deposits NIM Movement H106 to H107 - Australian Banking 0.01% 2.42% 0.04% (0.10%) 0.09% 0.00% (0.01%) 0.00% (0.04%) 2.41% 2.20% 2.30% 2.40% 2.50% H106 NIM Lending Product Margin Change Lending Product Mix Change Lending Basis Risk Deposit Product Margin Change Deposit Product Mix Change Deposit Basis Risk Assets v Deposit Growth Other H107 NIM Australian Banking ongoing net interest margin down 1bp on March 2006 half

Lending Deposits NIM Movement H206 to H107 - Australian Banking 0.00% 2.39% 0.06% (0.05%) 0.04% 0.01% 0.01% (0.03%) (0.02%) 2.41% 2.30% 2.40% 2.50% H206 NIM Lending Product Margin Change Lending Product Mix Change Lending Basis Risk Deposit Product Margin Change Deposit Product Mix Change Deposit Basis Risk Assets v Deposit Growth Other H107 NIM Australian Banking ongoing net interest margin up 2bp on September 2006 half

NIM Movement H106 to H107 - UK Region 3.16% (0.05%) (0.06%) (0.23%) 0.03% (0.02%) (0.07%) 0.00% 3.68% (0.12%) 3.10% 3.30% 3.50% 3.70% 3.90% H106 NIM Lending Margin Change Lending Mix Change Lending Basis Risk Deposit Margin Change Deposit Mix Change Deposit Basis Risk Lending v Deposit Growth Other H107 NIM Lending Deposits UK Region ongoing net interest margin down 52bps on March 2006 half

UK Region ongoing net interest margin down 25bps on September 2006 half NIM Movement H206 to H107 - UK Region (0.06%) 3.41% (0.04%) (0.02%) 0.01% 0.01% (0.08%) (0.03%) (0.04%) 3.16% 3.10% 3.30% 3.50% H206 NIM Lending Margin Change Lending Mix Change Lending Basis Risk Deposit Margin Change Deposit Mix Change Deposit Basis Risk Lending v Deposit Growth Other H107 NIM Lending Deposits

Lending Deposits NIM Movement H106 to H107 - NZ Region 2.51% (0.03%) 0.00% (0.04%) 0.00% 0.02% (0.09%) 2.64% (0.03%) 2.45% 2.50% 2.55% 2.60% 2.65% 2.70% H106 NIM Lending Product Margin Change Lending Product Mix Change Lending Basis Risk Deposit Product Margin Change Deposit Product Mix Change Deposit Basis Risk Lending v Deposit Growth Other H107 NIM New Zealand Region ongoing net interest margin down 13bps on March 2006 half 0.04%

Lending Deposits NIM Movement H206 to H107 - NZ Region (0.02%) 2.51% 0.02% (0.01%) 0.04% 0.00% (0.01%) 0.00% (0.02%) 2.51% 2.45% 2.50% 2.55% H206 NIM Lending Product Margin Change Lending Product Mix Change Lending Basis Risk Deposit Product Margin Change Deposit Product Mix Change Deposit Basis Risk Lending v Deposit Growth Other H107 NIM New Zealand Region ongoing net interest margin stable vs September 2006 half

Group Performance Divisional Performance Margins Australian Region UK Region New Zealand Region nabCapital Asset Quality Capital Economic Outlook Appendices

Improvements in customer satisfaction over the half Major Financial Institution personal customer satisfaction, March 2007 Percentage & Percentage Point Change Source: Roy Morgan Research, Base: 14 years +, 6 month moving average * Satisfaction is based on customers who answered very or fairly satisfied ^ Total market includes Banks, Building Societies and Credit Unions +1.3 +1.3 +2.9 -1.2 -0.2 -0.1 Annual change (Mar 06 – Mar 07) -0.8 -0.9 0.0 -1.8 -2.4 -2.2 Half year change (Mar 06 – Sep 06) +2.1 +2.2 +2.9 +0.6 +2.2 +2.1 Half year change (Sep 06 - Mar 07) 70.9 Average of 4 major banks 68.3 Major bank 4 70.4 75.8 Total market^ 71.4 Major bank 2 77.6 Major bank 1 % of each institutions’ MFI Customers who are satisfied* NAB

Australian Banking: market share 24.3% 16.7% 15.4% 25.7% 25.1% 13.3% Source: APRA Monthly Banking Statistics / NAB (March 2007) + Includes nabCapital ^ Excludes Bank Held Bills *** Figures have been back-adjusted to reflect competitors’ reclassifications and sale of loan book. ** Figures have been back-adjusted to reflect NAB’s resubmissions to APRA * Ranking among authorised deposit taking institutions Rank at Mar 07* Market share #1 #2 #4 #1 #1 #3 Business Lending (incl Bills^)+ Housing (incl Securitisation)*** Credit Cards Other Personal Lending)*** Business Deposits ** Household Deposits Sep 05 Mar 06 24.4% 16.6% 15.1% 24.7% 25.6% 13.5% Sep 06 24.1% 16.4% 15.0% 23.8% 24.9% 13.6% Mar 07 24.3% 16.2% 14.9% 23.1% 24.0% 13.9%

Australian housing metrics Low Doc Loans $2.2bn outstanding LVR capped at 60% (without LMI) Inner City Apartments $2.8bn outstanding 2.1% of housing book Origination source - Flows Mar 06 Proprietary 72% Introducer 12% Broker 16% Sep 06 77% 9% 14% Mar 07 77% 9% 14% LVR at origination (% portfolio) 24% 16% 41% 19% < 60% 60% > 70% 70% > 80% 80%+

Housing Segmentation - Australia Inner City Apartments Investment housing Housing portfolio segmentation for Australia - March 2007 Majority of growth attributable to owner occupied housing 63% 35% 2% Housing portfolio segmentation for Australia - September 2006 62% 36% 2% Owner occupier housing

Cost constraint and productivity improvements progressing Total operating expenses (half year) * $m Cost growth constrained Improved Banking productivity Improved Wealth Management productivity Australian Banking cost efficiency (half year) BAU Cost/Ave IEA Australian Banking Wealth Management Australia Banking labour productivity (half year) Ave IEA/BAU FTE Wealth Management Investments Business cost efficiency (half year) Cost/Ave FUM Mar 06 Mar 07 Wealth Management labour productivity (half year) Revenue per BAU FTE Mar 06 Mar 07 Sep 06 Sep 06 Source: Internal Note: * Ongoing basis Mar 06 Mar 07 Sep 06 Sep 06 Mar 06 Mar 06 Mar 07 Sep 06 Mar 06 Mar 07 Sep 06 Source: Internal Note: Ongoing Basis Source: Internal (5.0%) 8.0% 7.1% (10.0%) 7.4% 7.0% Australian Region FTEs* (half year) Number of FTE Region Productivity Source: Internal Note: * Mar 06 HY includes disposed operations, Australia Banking Wealth Mgt Asia Mar 07 (7.9%) 5.7% 22,874 22,411 22,689 1,682 1,659 1,712 375 357 345 18,370 18,286 18,643 3,952 3,900 3,995 509 173 146 Mar 06* Sep 06 Mar 07 Total

Wealth Management - FUM Growth Source: Internal FUM Growth Mar 05 to Mar 07 ($bn) 78.1 7.3 84.2 8.1 90.5 2.8 1.8 94.1 2.2 7.1 (1.0) 102.4 (1.2) (0.7) (1.1) (1.0) Mar 05 Net Flows Invest Earnings Other Sep 05 Net Flows Invest Earnings Other Mar 06 Net Flows Invest Earnings Other Sep 06 Net Flows Invest Earnings Other Mar 07 0.0

Cross - selling Investment Sales through Bank Channels $bn 26% 31% 33% 36% 2004 2005 2006 H107 Bank Channels % of total Wealth Retail Investment Sales 34% 47% 50% 41% 2004 2005 2006 H107 Bank Channels % of total Wealth Protection Sales* Insurance Sales through Bank Channels $m 37% 9% 35% 34% H205 H206 H106 H107 H205 H206 H106 H107 34% 41% 50% 47% *Sep 06 and Mar 06 cross sell data restated to include cross sales from National Credit Card protection sales

Wealth Management Australia – market share Retail ex cash market share plus flows 0% 2% 4% 6% 8% 10% 12% 14% 16% 18% Mar 04 Jun 04 Sep 04 Dec 04 Mar 05 Jun 05 Sep 05 Dec 05 Mar 06 Jun 06 Sep 06 Dec 06 FUM market share annual inflows market share attrition rate Source: Plan for Life Australian Retail & Wholesale Market Share & Dynamics Report and DEXX&R Life Analysis as at December 2006 Insurance - Risk Market Share 0% 5% 10% 15% 20% Mar 05 Jun 05 Sep 05 Dec 05 Mar 06 Jun 06 Sep 06 Dec 06 Inforce premium market share new sales market share Share of annual inflows - Retail ex cash 0% 4% 8% 12% 16% 20% Mar 04 May 04 Jul 04 Sep 04 Nov 04 Jan 05 Mar 05 May 05 Jul 05 Sep 05 Nov 05 Jan 06 Mar 06 May 06 Jul 06 Sep 06 Nov 06 NAB/MLC CBA/Col AMP ING BT/WBC Attrition rate - Retail ex cash 5% 10% 15% 20% 25% 30% Mar 04 May 04 Jul 04 Sep 04 Nov 04 Jan 05 Mar 05 May 05 Jul 05 Sep 05 Nov 05 Jan 06 Mar 06 May 06 Jul 06 Sep 06 Nov 06 NAB/MLC CBA/Col AMP ING BT/WBC Industry Average

Group Performance Divisional Performance Margins Australian Region UK Region New Zealand Region nabCapital Asset Quality Capital Economic Outlook Appendices

iFS centres continue to maintain volume momentum iFS Lending balances (£m) 6,000 8,000 10,000 12,000 14,000 16,000 iFS Deposit balances (£m) 4,000 6,000 8,000 Oct 05 Nov 05 Dec 05 Jan 06 Feb 06 Mar 06 Apr 06 May 06 Jun 06 Jul 06 Aug 06 Sep 06 Oct 06 Nov 06 Dec 06 Jan 07 Feb 07 Mar 07 Oct 05 Nov 05 Dec 05 Jan 06 Feb 06 Mar 06 Apr 06 May 06 Jun 06 Jul 06 Aug 06 Sep 06 Oct 06 Nov 06 Dec 06 Jan 07 Feb 07 Mar 07

Group Performance Divisional Performance Margins Australian Region UK Region New Zealand Region nabCapital Asset Quality Capital Economic Outlook Appendices

Customers: key satisfaction metric improved Source AC Nielsen, 6 month roll Overall service rating - Personal market 40% 45% 50% 55% 60% 65% 70% 75% 80% Sep-96 Mar-97 Sep-97 Mar-98 Sep-98 Mar-99 Sep-99 Mar-00 Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03 Sep-03 Mar-04 Sep-04 Mar-05 Sep-05 Mar-06 Sep-06 Mar-07 % Rating main provider 'Excellent/Very good' ANZ ASB BNZ National Westpac Kiwibank Industry “How would you rate your main provider of financial services on its overall service?” (Margin of error for BNZ = +/- 3.5%)

Customers: main bank market share trends 29% 32% Cards2 9% 6% 18% 18% 16% 14% Housing2 Personal Markets 18% 20% Agribusiness2 20% 18% Small Business1 2007 2002 1 Source: AC Nielsen / TNS Surveys (2001/2 low-point) – (December 2006). SME – 12 month rolling average; Youth 6 month rolling average 2 Source: RBNZ March 2007 (Registered Banks) 3 2 4 4 2 Trend / Rank 4 Retail deposits2 Youth1

Mar 06 Proprietary 100% Introducer - Broker Sep 06 100% - Mar 07 100% - Housing Segmentation (% portfolio) 75% 25% 79% 21% 21% 79% 0% 40% 80% 120% Owner Occupier Investment Housing Mar 06 Sep 06 Mar 07 Origination source - Flows - - - 54% 12% 18% 16% < 60% 60-70% 70-85% 85-100% LVR at origination (% portfolio) New Zealand housing metrics

Group Performance Divisional Performance Margins Australian Region UK Region New Zealand Region nabCapital Asset Quality Capital Economic Outlook Appendices

nabCapital – income and cash earnings growth Strong income and cash earnings growth with improved return on risk weighted assets CAGR 8.5% 650 700 750 800 850 900 Sep 05 Mar 06 Sep 06 Mar 07 Income Income A$m CAGR 7.0% 250 275 300 325 350 Sep 05 Mar 06 Sep 06 Mar 07 Cash Earnings Cash Earnings A$m

nabCapital continues to diversify its revenue base Compound revenue growth of 8.5% - with a change in the mix Reduced reliance on income from corporate lending Focus on higher yielding businesses Stopped decline in relative contribution in Markets Risk & Trading Revenue Contributions 2004-07 Product Categories 5% 15% 25% 35% 45% FY04 FY05 FY06 HY07 Market Sales Markets Risk & Trading Institutional Lending Corporate Finance / S&I

Group Performance Divisional Performance Margins Australian Region UK Region New Zealand Region nabCapital Asset Quality Capital Economic Outlook Appendices

Lending up 5.7% for the half Underwriting standards maintained Globally, softer economic conditions in some segments that emerged in the September 2006 year, continue Credit portfolio reviews and stress testing continue Lending growth skewed towards Business and secured retail lending Australian agribusiness portfolio (3.3% of gross loans & acceptances) remains robust despite the drought Group Asset Composition 290 640 7,142 12,930 (259) 10,056 13,925 10,021 14,932 Non-Retail Retail - Secured Retail - unsecured A$m March 2007 Half September 2006 Half March 2006 Half Growth by Product segment Group Asset Composition $0 $50 $100 $150 $200 $250 $300 $350 $400 Mar 04 Sep 04 Mar 05 Sep 05 Mar 06 Sep 06 Mar 07 Billions Retail - Secured Retail - unsecured Non-Retail Growth and composition of lending portfolio remains strong

Asset Quality continues to be sound Implemented new models as part of Basel II enhancements in Australia Portfolio risk profile remains largely unchanged Non-retail portfolio remains well-secured (ie bank security > 100% of exposure) Non-Retail % of well secured lending 0% 20% 40% 60% 80% Mar 04 Sep 04 Mar 05 Sep 05 Mar 06 Sep 06 Mar 07 nabCapital Business Lending Non-Retail (Total nabCapital & Business) Non-Retail Lending Customer Risk Distribution (excl. Australia region) 0% 20% 40% 60% 80% 100% 120% Mar 05 Sep 05 Mar 06 Sep 06 Mar 07 % of investment grade (Probability of Default) % of sub-investment grade (Probability of Default) Non-Retail Lending Customer Risk Distribution (Australian Region) 0% 20% 40% 60% 80% 100% 120% Mar 05 (PD) Sep 05 (PD) Mar 06 (PD) Sep 06 (PD) Mar 07 (EL) % of investment grade (Probability of Default) % of sub-investment grade (Probability of Default) % of investment grade (Expected Loss) % of sub-investment grade (Expected Loss)

Group Performance Divisional Performance Margins Australian Region UK Region New Zealand Region nabCapital Asset Quality Capital Economic Outlook Appendices

2007 Term Wholesale Funding Activities Raised A$11bn in term funding for the Group (plus A$3bn securitisation) All major subsidiaries continue to access public markets (NAB Ltd, BNZ, Clydesdale and National Wealth Management Holdings) Ratings upgrades from S&P and Moody’s Continue to broaden investor base (geographic, product and currency) NAB Ltd passported into key EU countries, enabling distribution to retail investors 2007 (YTD) Outcomes Plans for remainder of 2007 Debt investor updates Continue to access major public markets Monitor/access new and emerging markets RMBS/ABS for funding and balance sheet management Enhanced Funding Structure 2007 (YTD) Term Funding by Market 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 A$m Sep 05 Mar 06 Sep 05 Mar 07 Sep 06 Mar 06 Mar 07 Sep 06 Bonds, Notes and Sub-debt Certificates of Deposit Senior Term Debt 75% Securitisation 21% Subordinated Debt 4% 41,490 55,722 65,006 70,738 26,769 22,710 24,512 19,615

Well diversified funding portfolio (2007 YTD) NAB 88% National Wealth Management Holdings 2% BNZ 6% USD 59% AUD 12% CHF 2% EUR 19% GBP 3% HKD 1% JPY 4% NZD 0.5% UK 17% Asia 5% USA 18% Australia 15% Europe 45% Term Funding by Product Term Funding by Investor Region* Term Funding by Issuer Term Funding by Currency * Public Deals only Public - GMTN 25% Public - A$ Domestic 9% Private Placement & Structured MTNs 37% Extendible Notes 4% Securitisation 21% Sub-debt GMTN 4% Clydesdale 4%

Movement in Tier 1 ratio 7.33 7.35 (0.43) (0.01) (0.50) (0.23) (0.08) 0.02 0.67 0.21 0.11 0.22 6.75 7.00 7.25 7.50 7.75 8.00 8.25 Tier 1 (Sep 06) Net profit Dividend (net of BSP) WM deductions Reduced pension deficit Change in market risk RWA Change in credit risk RWA FX impact On-market share buyback ExCaps conversions Other Tier 1 (Mar 07) % Movement in Tier 1 Ratio

Movement in ACE ratio Movement in ACE Ratio 5.46 5.35 (0.08) (0.23) (0.37) (0.43) 0.04 0.16 0.11 0.21 0.67 0.03 5.00 5.25 5.50 5.75 6.00 6.25 ACE (Sep 06) Net profit Dividend (net of BSP) WM deductions Reduced pension deficit Change in market risk RWA Change in credit risk RWA FX impact On-market share buyback ExCaps conversions Other ACE (Mar 07) %

Capital reconciliation Reconciliation of Total Equity to ACE & Regulatory Capital at 31 March 2007 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 25,236 26,550 34,732 24,226 18,040 (3,877) (4,633) (1,194) 1,314 10,065 1,635 1,194 4,992 Total equity excl Tier 1 hybrids Capital* Adjust. Adjusted total equity excl Tier 1 deductions WM deductions Banking Deductions & dividend Adjusted Common Equity Tier 1 hybrid Deductions from total capital Tier 1 Capital Total collective provision for doubtful debts Sub. Debt & Other Tier 2 items Deductions from total capital Total Regulatory Capital * Treasury shares and eligible deferred income

Group Performance Divisional Performance Margins Australian Region UK Region New Zealand Region nabCapital Asset Quality Capital Economic Outlook* Appendices *Refer to Disclaimer on page 87

Global economy - Growth returns to trend Global growth moderates Lagged effects of tighter monetary policy & higher oil prices China remains robust US has slowed significantly but soft landing expected Europe continues at trend Inflation concerns still relevant – ex USA Global GDP Growth (12 Months to quarter shown) 0 2 4 6 8 10 12 Mar-96 Mar-98 Mar-00 Mar-02 Mar-04 Mar-06 Mar-08 USA CHINA WORLD EURO ZONE

Group Markets GDP Growth (12 Months to quarter shown) Group Markets - Growth returns to trend Assumed rebound from drought should see Australia’s growth accelerate Tighter monetary conditions should moderate UK growth Dairy prices should underpin stronger NZ activity, despite tight policy -1 0 1 2 3 4 5 6 7 Dec-96 Dec-98 Dec-00 Dec-02 Dec-04 Dec-06 Dec-08 UK NZ AUSTRALIA

Economic outlook – NAB Regions Overall, a solid environment - sustained economic growth and low unemployment Currently, we expect economic growth (GDP) of 3% in Australia, 2¾ % in UK, and 2½% in New Zealand in 2007. Activity growth should be broadly similar in 2008 for NZ and the UK, but stronger in Australia due to improved exports performance (assuming the breaking of the drought). Overall system weighted credit growth across our key markets is expected to slow from 14% to around 12¾% in 2007 – reflecting some moderation in both business and household credit. In 2008, weighted credit could slow a touch more to 11¼%. Underlying inflation pressures are expected to ease in both Australia and, to a lesser extent in the UK, with slower domestic demand. NZ inflation however should remain high – despite tighter policy.

Macro risks to economic outlook estimates US “Hard Landing” – A severe downturn in housing markets and flow on to equity markets could see a marked slow down in US and in turn global activity. Geo politics – Both political, oil & trade tensions continue to overhang the outlook. New Zealand’s economic outlook is still hard to read – with significant volatility in the currency and interest rate expectations. High household leverage – high household gearing, leaves some consumers vulnerable to higher interest rates and/or an unexpected loss of jobs. Commodity prices are very high and providing a significant boost to Australian & New Zealand incomes and asset markets. Our forecasts allow for prices to go sideways during 2007 before moderate falls in 2008. Extreme movements in either direction could complicate policy responses and economic outcomes in Australia & NZ. Drought – continued poor seasonal conditions in Australia. Our forecasts assume a break in the drought during the middle of 2007 – adding up to 1% to GDP growth in 2007/08

Disclaimer This document is a presentation of general background information about the Group’s activities current at the date of the presentation, 10 May 2007. It is information in a summary form and does not purport to be complete. It is to be read in conjunction with the National Australia Bank Limited Half Year results filed with the Australian Securities Exchange on 10 May 2007. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice, when deciding if an investment is appropriate. This announcement contains certain "forward-looking statements" within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995. The words "anticipate", "believe", "expect", "project", "estimate", "likely", "intend", "should", "could", "may", "target", "plan" and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements. There can be no assurance that actual outcomes will not differ materially from these statements. For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see "Presentation of Information - Forward-Looking Statements" and "Risk Factors" in the Group's Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 10 May 2007	Name:	Brendan T Case
	Title:	Company Secretary